August 12, 2008
Mr. David R. Humphrey
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	The E. W. Scripps Company
Form 10-K for the year ended December 31, 2007
File No. 000-16914
Dear Mr. Humphrey,
This letter supplements our July 10, 2008, response to your letter dated June 25, 2008, regarding the SEC’s review of our Form 10-K for the year ended December 31, 2007.
In preparing our second quarter 2008 financial statements we determined that interim indicators of impairment were present that made it more likely than not that the carrying value of our reporting units may be less than their carrying values. As disclosed in our Quarterly Report on Form 10-Q filed yesterday, we performed an interim impairment test. That test indicated the fair value of our newspapers reporting unit was less than its carrying value and that the fair value of our broadcast television reporting unit exceeded its carrying value. As a result, we recorded an impairment charge of $779 million to write-off goodwill for our newspapers reporting unit and a $95 million charge to write down the carrying value of our investments in our Denver JOA and Colorado newspaper partnership.
If you have any questions about our responses or would like to discuss any of the matters further, please contact me at (513) 977-3876.
Sincerely,
/s/ Douglas F Lyons
Douglas F Lyons
Vice President and Controller

cc:	Timothy E Stautberg, Senior Vice President and Chief Financial Officer
Deloitte & Touche LLP